PO BOX 9777
Federal Way, WA 98063-9777

Tel 253-924-5255
Fax 253-924-2013

June 13, 2012

Ms. Cicely LaMothe
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Subject:
Weyerhaeuser Company
Form 10-K for the Year Ended December 31, 2011
File No. 001-04825

Dear Ms. LaMothe:

We received your correspondence dated June 5, 2012 in which you commented on Weyerhaeuser Company’s annual report on Form 10-K for the year ended December 31, 2011. Responses to your requests are included below.

General

1.
We note your response to comment 1 of our comment letter dated May 3, 2012. In future Exchange Act reports, and to the extent the agreements are material, please revise your disclosure to include a description of the key terms of the log supply agreements, including how market price is determined, volume and term of future contractual commitments, and type of supply agreement, such as harvest and deliver, or stump sale. To the extent you believe the supply agreements currently in place are not material, please provide us your analysis.

Response
The supply agreements currently in place are not material. Sales and earnings under these contracts were less than 5 percent of sales and earnings of the Timberlands segment last year, sales and earnings under these contracts are expected to decline as a percentage of the segment’s sales and earnings in the future, the loss of any of these agreements would not have a material

Ms. Cicely LaMothe
United States Securities and Exchange Commission
June 13, 2012

adverse effect on the segment, and the information is not material to an understanding of our business taken as a whole. To the extent our log supply agreements are material in the future, we will revise our disclosure in future Exchange Act reports to describe key terms.

Timberlands, page 3

2.
We note your response to our comment related to inventory and harvest operating data. We also note your representation regarding additional inventory data in future filings. In future Exchange Act periodic reports, please also provide data regarding the sawlog/pulpwood breakdown of amounts harvested in the reporting period. If you believe this is not practicable, please provide us an explanation.

Response
We will disclose the volume of sawlogs and pulpwood harvested in future annual reports on Form 10-K.

Log Prices, page 8

3.	We note your response that log prices are on a delivered (mill) basis. To the extent not already disclosed in your Exchange Act periodic reports, please clarify this in future filings.

Response
We will clarify that log prices are on a delivered (mill) basis in future filings.

As requested in the comment letter, we acknowledge that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please give me a call at (253) 924-5255.

Sincerely,
Weyerhaeuser Company

/s/ Jerald W. Richards

Jerald W. Richards
Chief Accounting Officer